Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Zynerba Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-207973) of Zynerba Pharmaceuticals, Inc. (formerly AllTranz, Inc.) of our report dated March 14, 2016, with respect to the consolidated balance sheets of Zynerba Pharmaceuticals, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, redeemable convertible preferred stock, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Zynerba Pharmaceuticals, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 14, 2016